Exhibit 99.2

Employee FAQs (Dated August 31, 2020)

Q.	What does this announcement mean?

We have entered into an agreement with Cambium Learning® Group (“Cambium”) to purchase the company, which will mean Rosetta Stone will no longer be a publicly traded company when the transaction closes later this year. Until the transaction closes, we will continue to operate under the status quo as a public company.

Finding a partner such as Cambium provides us with more flexibility and opportunities to invest in our businesses that we don’t currently have today.

Today’s announcement has no immediate impact on anyone’s current roles or responsibilities. Further detail regarding our combination with Cambium will be provided at a later date. In the meantime, let’s stay focused on what matters – supporting our teams and each other in providing outstanding products and service to our customers.

Q.	What information can we share with our customers, partners and vendors in regards to the announcement made?

We should assure our customers, vendors and partners that this news has no impact on our strategic direction or our business priorities. We remain focused on providing outstanding products and service, and we recognize the important role that our business partners have in achieving these objectives. If anything, we feel this announcement will further enable us to reach more learners and better serve our customers.

Q.	Who is Cambium?

Cambium believes every student has great potential, teachers are mission-critical, and data, instruction and practice work together to drive performance. With a portfolio of award-winning brands, Cambium’s digital and blended curriculum, professional learning, and assessment solutions drive proficiency, equity, and other learning outcomes in classrooms everywhere.

Brands include Learning A-Z® (online differentiated instruction for elementary school reading, writing and science), ExploreLearning® (online interactive math and science simulations, a math fact fluency solution, and a K-2 science solution), Voyager Sopris Learning® (blended solutions that accelerate struggling learners to achieve in literacy and math and professional learning for teachers), Cambium Assessment (innovative state- and district-level assessment solutions), and VKidz® Learning (online PreK-12 homeschool curriculum and programs for literacy and math).

Q.	Is the sale of the business final as of this announcement?

At this stage in the process, we have entered into an agreement with Cambium Learning to purchase Rosetta Stone. There is a legal process that we have to follow in order to close the sale, similar to steps you would take to close on buying a house. We anticipate the transaction will close in the fourth quarter of this year.

Employee FAQs (Dated August 31, 2020)

Q.	What happens during the anticipated 2 months it will take to close the sale?

We and Cambium will spend the next couple of weeks preparing documents that are required to be filed with the Securities and Exchange Commission and other governmental organizations. After these documents are filed, Cambium will launch an offer asking our shareholders to tender their shares in exchange for the per share purchase price we have negotiated. This offer period will be open for 20 business days and may be extended. Following the end of the offer period (including any extensions), and assuming shareholders holding more than 50% of the outstanding shares tender their shares, we and Cambium will take steps to finalize Cambium’s acquisition of Rosetta Stone.

Q.	Why would we want to sell the company?

We feel that Cambium is the right partner to help us achieve our long-term strategic objectives to expand the business and fulfill our company’s mission. As a successful education technology company, Cambium provides many opportunities to accelerate our growth - as it has done with multiple other acquisitions - and continue building upon the momentum we are seeing in 2020 across our business.

Q.	If the company is doing so well, why are we pursuing a sale?

We believe that a combination with Cambium will allow us to move faster and reach more learners by leveraging our combined scale and resources in a way that we are sometimes unable to as a publicly traded company, especially given the momentum we are seeing in 2020 across our business.

Q.	Did we speak with a lot of companies in regards to a sale of the business?

The Rosetta Stone Board, company management and advisors drove a deliberate and comprehensive strategic review process. The decision to enter into an agreement with Cambium was the result of this extended evaluation of strategic alternatives by Rosetta Stone’s Board of Directors. As part of that review, we held discussions with a number of parties, including Cambium, through a formal, competitive process. Further details of the transaction and background of the sale process will be included in our Schedule 14D-9 with respect to the tender offer that we expect to file with the Securities and Exchange Commission in the next few weeks.

Q.	Will we have reductions of force as a result of a sale?

We will continually evaluate the structure of our business and our investments against our long-term strategic objectives to ensure we are well positioned. Prior to closing, we will be working with Cambium to determine the best org structure to continue to serve our mission. Further detail regarding our combination with Cambium will be provided at a later date.

Employee FAQs (Dated August 31, 2020)

Q.	Will the structure of the business change?

It is too early in the process to foresee changes to the business. Simply put, today’s news has no impact on anyone’s current roles or responsibilities — until the transaction closes, it’s business as usual for all of us. There’s no change to our strategy or business priorities. We are having a lot of conversations with Cambium to discuss the long-term strategy and vision for the combined Rosetta Stone and Cambium. Once we have more to share, we will.

Q.	Is the company being sold together or separately?

This is a whole company sale and will result in Rosetta Stone becoming a privately held company rather than a publicly held company.

Q.	What is the difference between a privately owned company and a publicly held company?

A publicly held company’s shares are traded on the stock market whereas a privately held company’s shares are not publicly traded. Additionally, as a privately held company, we would no longer have to announce our earnings or financial results to the public or make public filings with the Securities and Exchange Commission like quarterly and annual reports. This can provide more freedom in investments and innovation.

Q.	Will the 401k match still be reinstated for 2021 as previously communicated?

We will be working closely with Cambium regarding our benefit plans and compensation structure post acquisition. Once we have more information to share, we will.

Q.	Assuming that the deal is finalized and the company is sold, what measures will the company take to preserve the company culture and avoid layoffs under the new ownership?

Company culture is extremely important to us and differentiates us from others in the market. We will work hard to keep our company culture intact while also being open to new opportunities with Cambium that could enrich that culture. Cambium has proven its ability to acquire new businesses, invest in its people and mission, and drive tangible outcomes for its customers.

Q.	What happens to my Rosetta Stone stock?

Any unvested restricted stock or restricted stock units you own will vest and be paid the per share purchase price at closing of the acquisition (subject to tax withholdings). If you hold stock options, you will be entitled to receive at closing cash equal to the per share purchase price less your option exercise price (subject to tax withholding) assuming your option exercise price is less than the per share purchase price. Any stock options with an exercise price higher than the per share purchase price will be cancelled for no consideration.

Employee FAQs (Dated August 31, 2020)

If you hold vested shares or shares that you may have purchased yourself, you will receive information in the next few weeks on how to tender those shares and receive the per share purchase price.

Q.	Will this affect our 2020 AIP?

Bonuses are expected to be paid based on performance under the 2020 AIP plan and in accordance with the terms of the AIP plan guidelines.

Q.	Part of the AIP is supposed to be paid in stock for senior professional level and above. What happens now?

There are still many details that we are working through and will continue to do so prior to the closing of the transaction. Once we have more information to share, we will.

Q.	What happens to our health benefits? What benefits will we have in 2021?

We will be working closely with Cambium regarding our health benefit plans post acquisition. Our intention is that our health benefits post acquisition will be substantially the same as what we have now.

Q.	What happens to John? Will Matt and Nick continue to run the company?

It is early in the process and our work prior to the closing of the transaction will include looking at org structure in partnership with Cambium. The entire executive team is excited about this opportunity and committed to the long term success of the company.

Q.	Will DE&I continue to be a priority?

Yes. The DE&I initiative remains an important priority for the company and we are confident that Cambium is also committed to DE&I and will help us further improve our current program.

Q.	Will we keep our office locations?

It is too early in the process to foresee changes to our office locations. Simply put, today’s news has no impact on our current structure. Once we have more information to share on the future structure, we will.

Additional Information

The tender offer for the outstanding common stock of Rosetta Stone has not yet commenced. This document and any other materials referenced herein do not constitute an offer to purchase nor a solicitation of an offer to sell shares of Rosetta Stone’s common stock. At the time the

Employee FAQs (Dated August 31, 2020)

tender offer is commenced, Cambium Holding Corp. and Empower Merger Sub Inc. will file a tender offer statement on Schedule TO and related materials, including an offer to purchase, a letter of transmittal and other offer documents, with the U.S. Securities and Exchange Commission (“SEC”), and Rosetta Stone will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Cambium Holding Corp., Empower Merger Sub Inc. and Rosetta Stone intend to mail these documents to the shareholders of Rosetta Stone. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE MAKING A DECISION TO TENDER THE SHARES. These documents (once they become available) will be available free of charge on the SEC’s website at www.sec.gov. These materials may also be obtained by contacting the Company’s Investor Relations department at 1621 North Kent Street, Suite 1200, Arlington, Virginia 22209, (917) 572-5555 or the investor relations section of the Company’s website at http://investors.rosettastone.com.

Forward-Looking Statements

This document contains forward-looking statements, including, without limitation, statements relating to the expected benefits of the proposed transaction and the timing of the closing of the proposed transaction. Generally, forward-looking statements can be identified by non-historical statements and often include words such as “forecasts,” “potential,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks” or words of similar meaning, or future-looking or conditional verbs, such as “will,” “should,” “could,” “may,” “might,” “aims,” “intends,” “projects,” or similar words or phrases. You should not place undue reliance on these statements. These statements are based on current expectations, forecasts and assumptions of Cambium and Rosetta Stone that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied or waived, including the receipt of regulatory clearances related to the merger; uncertainties as to the timing of the tender offer and subsequent merger, including that the offer and merger will not close within the anticipated time periods, or at all; uncertainties as to how many Rosetta Stone shareholders will tender their shares in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing of the proposed transaction; the successful integration of Rosetta Stone into Cambium’s business subsequent to the closing of the proposed transaction; the risk that the strategic benefits, synergies or opportunities expected from the proposed transaction may not be realized or may take longer than expected to be realized; adverse reactions to the proposed transaction by employees, customers, vendors or strategic partners; dependence on key personnel and customers; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and regulatory

Employee FAQs (Dated August 31, 2020)

actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the proposed transaction; as well as other factors detailed in Rosetta Stone’s filings with the SEC, including Rosetta Stone’s most recent quarterly Form 10-Q filing and Annual Report on Form 10-K for the year ended December 31, 2019, and those updated from time to time in Rosetta Stone’s future reports filed with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed transaction described in this announcement will be completed on the currently proposed terms or at all at any particular time.